March 19, 2014	Paul D. Chestovich Direct Phone: 612-672-8305 Direct Fax: 612-642-8305 Paul.chestovich@maslon.com
SUBMITTED VIA EDGAR

Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Cachet Financial Solutions, Inc. (f/k/a DE Acquisition 2, Inc.) (the “Company”)
Form 8-K Filed February 12, 2014, as amended (the “Form 8-K”)
File Number 000-53925

Dear Mr. Spirgel:

We are responding on behalf of the Company to your comment letter dated March 10, 2014 (the “Comment Letter”), relating to the above-referenced document filed by the Company with the Securities and Exchange Commission.  The Company is presently preparing responses to the inquiries and requests contained in the Comment Letter, and intends to submit a complete response, together with a responsive amendment to the Form 8-K, on or before March 31, 2014.

Should you have any questions or comments regarding the foregoing, please direct them to the undersigned by telephone at (612) 672-8305, by facsimile at (612) 642-8305, or by email at paul.chestovich@maslon.com; or to Jeffrey Mack, the Company’s Chief Executive Officer, by telephone at (952) 698-6981, by facsimile at (952) 698-6999, or by email at jmack@cachetfinancial.com.

Regards,

/s/ Paul D. Chestovich
Paul D. Chestovich

cc (via email):	Jeffrey Mack Brian Anderson Kathleen Crowe